                            SUPERIOR GALLERIES, INC.
                           9478 WEST OLYMPIC BOULEVARD
                             BEVERLY HILLS, CA 90212

                                 March 21, 2005

Mr. Matthew Benson
Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

RE:      SUPERIOR GALLERIES, INC.
         ACCELERATION OF THE EFFECTIVE DATE
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-119253

Dear Mr. Benson:

         We hereby request, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective at 10:00 a.m. Eastern Time on March 22, 2005 or as soon as practicable thereafter. The Company confirms that it is aware of its obligations under the Securities Act of 1933 and acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        SUPERIOR GALLERIES, INC.

                                        By: /s/ Paul Biberkraut
                                        -------------------------------------
                                        Paul Biberkraut, Chief Financial Officer